FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No 1	Director/PDMR Shareholding dated 8 September 2010
Exhibit No 2	Director/PDMR Shareholding dated 9 September 2010
Exhibit No 3	BarCap 2010 Global Financial Services Conference dated 14 September 2010
Exhibit No 4	Supplementary Prospectus dated 24 September 2010
Exhibit No 5	Bank of America Merrill Lynch Banking Conference dated 28 September 2010
Exhibit No 6	Publication of Final Terms dated 29 September 2010

Exhibit No 1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.3
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director
Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
270

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.0000004%

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transaction
£0.4638

14. Date and place of transaction
7 September 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
23,125 shares     0.00004%

16. Date issuer informed of transaction
7 September 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Group Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Group Secretary

Date of notification
8 September 2010

Exhibit No 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Nathan Mark Bostock

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
-

8 State the nature of the transaction
-

9. Number of shares, debentures or financial instruments relating to shares acquired
-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transaction
-

14. Date and place of transaction
-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

8 September 2010

18. Period during which or date on which it can be exercised

18 October 2015 - 17 April 2016

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

Sharesave Option grant over 35,566 ordinary shares of 25p under The Royal Bank of Scotland Group plc, 2007 Sharesave Plan.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£0.4344

22. Total number of shares or debentures over which options held following notification

2,373,229

23. Any additional information
-

24. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

9 September 2010

Exhibit No 3

The Royal Bank of Scotland Group plc (RBS) - Barclays Capital 2010 Global Financial Services Conference in New York

Bruce Van Saun, RBS Group Finance Director, will present at the Barclays Capital 2010 Global Financial Services Conference in New York today, Wednesday 14th September, at 9.45am EDT (2.45pm BST). An audio webcast and accompanying slides will be available on our website
www.rbs.com/ir
at the time of the presentation.

If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or
investor.relations@rbs.com
.

For further information:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

Exhibit No 4

Publication of Prospectus
The following prospectus has been approved by the UK Listing Authority and is available for viewing:
Supplementary Offering Memorandum to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc U.S.$35,000,000,000 Medium-Term Note Programme dated 24 September 2010.
To view the full document, please paste the following URL into the address bar of your browser.
http://www.rns-pdf.londonstockexchange.com/rns/3127T_-2010-9-24.pdf
A copy of both the above Supplementary Offering Memorandum and the half-year results of The Royal Bank of Scotland Group plc on Form 6-K filed with the SEC on 8 September 2010, which is incorporated by reference into the above Supplementary Offering Memorandum, have been submitted to the National Storage Mechanism and will shortly be available for inspection at:
www.Hemscott.com/nsm.do
For further information, please contact:
Emete Hassan
Head of Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RBT
TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES
Please note that the information contained in the Supplementary Offering Memorandum (and the Offering Memorandum to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Memorandum and the Supplementary Offering Memorandum is not addressed. Prior to relying on the information contained in the Offering Memorandum and the Supplementary Offering Memorandum you must ascertain from the Offering Memorandum whether or not you are part of the intended addressees of the information contained therein.
Your right to access this service is conditional upon complying with the above requirement.

Exhibit No 5

The Royal Bank of Scotland Group plc (RBS) - Bank of America Merrill Lynch Banking & Insurance CEO Conference in London

Stephen Hester, RBS Chief Executive, will present at the Bank of America Merrill Lynch Banking & Insurance CEO Conference in London today, Tuesday 28th September, at 8.00am BST. An audio webcast and accompanying slides will be available on our website
www.rbs.com/ir

at the time of the presentation.

If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or
investor.relations@rbs.com
.

For further information:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

Exhibit No 6

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms for The Royal Bank of Scotland plc (the "Issuer") (i)
SGD390,000,000 2.85 per cent. Notes due 2014 and (ii) SGD110,000,000 Floating Rate Notes due 2014 (together, the "Notes") both issued under the £90,000,000,000 Euro Medium-Term Note Programme of the Issuer and The Royal Bank of Scotland Group plc (the "Programme").

The Final Terms for each series of Notes contain the final terms of each series of Notes and must be read in conjunction with the Prospectus dated 10 June 2010 as supplemented by the Supplementary Prospectuses dated 9 August 2010 and 27 August 2010 (together, the "Prospectus") relating to the Programme, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC).

To view the Final Terms for each series of Notes, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5219T_-2010-9-29.pdf

http://www.rns-pdf.londonstockexchange.com/rns/5219T_1-2010-9-29.pdf

A copy of the Final Terms for each series of Notes and the Prospectus to which they relate have also been submitted to the National Storage Mechanism and will shortly be available for inspection at:
www.Hemscott.com/nsm.do

For further information, please contact:

Emete Hassan
Head of Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB
TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms for each series of Notes (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms for each series of Notes and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms for each series of Notes and the Prospectus, you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   30 September 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary